UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ADC TELECOMMUNICATIONS, INC.

(Name of Subject Company)

TYCO ELECTRONICS MINNESOTA, INC.

TYCO ELECTRONICS LTD.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

000886309

(Cusip Number of Class of Securities)

Robert A. Scott

Executive Vice President and General Counsel

Tyco Electronics Ltd.

1050 Westlakes Drive

Berwyn, Pennsylvania  19312

Telephone: (610) 893-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William H. Aaronson, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Note

The attached powerpoint presentation is from a meeting held at the world headquarters of ADC Telecommunications, Inc. (ADC) in Eden Prairie, Minnesota on July 14, 2010. Some ADC employees who work for the company in Minnesota were at the meeting in person. The meeting was also transmitted to ADC employees around the world by webcast. The CEO’s of ADC and Tyco Electronics Ltd. addressed ADC employees on various issues at the meeting.  The transcript of the meeting is being prepared and will be filed as soon as possible.

Forward-Looking Statements

This presentation contains certain “forward-looking statements”. These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Tyco Electronics has no intention and is under no obligation to update or alter (and expressly disclaims any such intention or obligation to do so) its forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this presentation include statements addressing the transaction with ADC and our future financial condition and operating results. Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as developments in the credit markets; conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; future goodwill impairment; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; political, economic and military instability in countries in which we operate; compliance with current and future environmental and other laws and regulations; the possible effects on us of changes in tax laws, tax treaties and other legislation; the risk that the transaction may not be consummated; the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that ADC will not be integrated successfully into Tyco Electronics; and the risk that revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these and other factors is set forth in Tyco Electronics’ and ADC’s filings with the Securities and Exchange Commission (SEC), including Tyco Electronics’ and ADC’s most recent respective Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Tyco Electronics and the solicitation/recommendation statement to be filed by ADC.

Additional Information and Where To Find It

This presentation is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ADC common stock. The solicitation and offer to buy ADC common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Tyco Electronics with the SEC and the solicitation/recommendation statement will be filed by ADC with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco Electronics or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting Keith Kolstrom, Senior Director, Investor Relations, Tyco Electronics at 610-893-9551.

Tyco Electronics and ADC: Creating A Leading Global Provider of Broadband Connectivity

Bringing Tyco Electronics and ADC Together Why is this good for ADC? Why now? How should you view it?

Tyco Electronics and ADC: Creating A Leading Global Provider of Broadband Connectivity July 14, 2010

# Is A World Leader Enabling Connectivity

## Serving Large Attractive Markets

**Consumer** | **Industrial and Infrastructure**



Transportation | Consumer Products | Communications | SubCom | Energy | Industrial Equipment | Aerospace & Defense | Medical

## With A Wealth of Technology Platforms



Connectors | Fiber Optics | Touch Systems | Circuit Protection | Sealing & Protection | Wireless | Precision Wire & Cable

## And Extensive Global Resources

| | | | |
|---|---|---|---|
| **7,000 Engineers** Close to our Customers | **5,000 Salespeople** Advising our Customers | **150 Countries** Served | **~90 Manufacturing Sites** Serving Every Region |

## Global Leader in Markets Expected to Grow 2X GDP

Tyco Electronics

Page 4

 Page 5 Market Leadership Beyond Traditional Connectivity Motor Vehicle Connectivity Connectivity In and To Devices Network Connectivity Electronic Components Sales are first-half FY10 annualized, Growth rates are long-term organic growth rates Communications & Industrial Solutions $3.6B Sales | 6-8% Growth Datacom Equipment Computers Consumer Devices Industrial Equipment Appliances Automotive Commercial Vehicles Automotive $4.2B Sales | 4-6% Growth Subsea Communications $.8B Sales | Cyclical Turnkey Fiber Optic Systems Oil & Gas Systems Network Solutions $1.6B Sales | 6-8% Growth Energy Systems Communication Service Providers Enterprise Networks Specialty Products $1.5B Sales | 8-10% Growth Aerospace, Defense & Marine Touch Systems Medical Equipment Circuit Protection Significant Growth Opportunities

Tyco Electronics Strategy
Premier partner for our customers
TE 20x15
Highly engaged employees
Superior returns for our shareholders
The World Leader Enabling Connectivity
Accelerate Growth
Deliver Extraordinary Customer Service
Strengthen Our Innovation Leadership
Win in Emerging Markets
Lead in Smart Connectivity
Develop Strategic Partnerships & Acquisitions
Strengthen Our Foundation
Flawless Execution
TE Operating Advantage (TEOA) Throughout the Company
Great People
Safety, Engagement, Development & Diversity
Uncompromising Values
Do the right thing. Work together. Take responsibility. Innovate.
Think Bigger. Move Faster. Execute Better.

Page 7 Acquisition of ADC Creates a World Leader in Broadband Connectivity The combination of Tyco Electronics and ADC creates a world leading product range in broadband network connectivity enabling every connection point in the network. Data traffic continues to grow, and is expected to quadruple over the next 4 years. This drives a need for more data centers, enterprise networks and upgrades to service provider networks. The addition of ADC’s Distributed Antenna System (DAS) products and technology significantly strengthens our wireless connectivity portfolio. Combined businesses will have strong positions in every major geographic market. Broadband connectivity revenues in excess of $3 billion for combined organization

By embracing and living these values at an individual, team and company-wide level, we can make Tyco Electronics a truly great company. At Tyco Electronics, we believe that it takes more than strong performance to build a great company. It also requires an unwavering commitment to our core values and the highest standards of ethics and integrity. We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust. We honor the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture. We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires, and promotes full participation and career development. We encourage open and effective communication and interaction. We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

QUESTIONS and ANSWERS

IMPORTANT INFORMATION AND WHERE TO FIND IT This presentation is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. (“Tyco”) for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. (“ADC”). Upon commencement of the tender offer, Tyco will mail to ADC shareowners an offer to purchase and related materials and ADC will mail to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. Tyco will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and ADC will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. ADC security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting ADC’s Investor Relations Department at (952) 917-2507.